EXHIBIT 1A-2D

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

of

SERIES C PREFERRED STOCK

of

WEBB INTERACTIVE

WEBB INTERACTIVE, Inc. a corporation organized and existing under the laws of the State of Colorado (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to authority of the Board of Directors, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has and hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $1.00 per share (the “SERIES C Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

I. DESIGNATION AND AMOUNT

A.	Designation. The designation of this series, which consists of 500,000 shares of SERIES C Convertible Preferred Stock, is the SERIES C Preferred Stock (the “SERIES C Preferred Stock”) and the face amount shall be $1.00 per share (the “Face Amount”).

B.	Dividends: Initially, there will be no dividends due or payable on the SERIES C Preferred Stock. Any future terms with respect to dividends shall be determined by the Board consistent with the Corporation’s Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate, which the Board shall promptly file or cause to be filed.

II. RANK

All shares of the SERIES C Preferred Stock shall rank (i) senior to the Corporation’s Common Stock and any other class or series of capital stock of the Corporation hereafter created, (ii) pari passu with any class or series of capital stock of the Corporation hereafter created and specifically ranking, by its terms, on par with the SERIES C Preferred Stock and (iii) junior to Series A and Series C and any other class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the SERIES C Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

III. LIQUIDATION PREFERENCE

The SERIES C Preferred shall have no liquidation preference over any other class of stock.

IV. VOTING RIGHTS

Except as otherwise required by law, holders of SERIES C Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock or any other class or series of preferred stock) for the taking of any corporate action.

V. DIVIDEND RIGHTS

Initially, there will be no dividends due or payable on the SERIES C Preferred Stock. Any future terms with respect to dividends shall be determined by the Board consistent with the Corporation’s Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate, which the Board shall promptly file or cause to be filed.

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VI. CONVERISON RIGHTS

A. Conversion at the Option of the Holder. Each holder of shares of SERIES C Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of SERIES C Preferred Stock into fully paid and nonassessable shares of Common Stock at a rate equal to $1.40 divided by the market price of the Common Stock.

B. Definition of Market Price. Market Price shall be defined as “the price of the last sale for a given security at the end of the previous trading day.”

(i) No Fractional Shares. If any conversion of SERIES C Preferred Stock would result in the issuance of a fractional share of Common Stock (aggregating all shares of SERIES C Preferred Stock being converted pursuant to a given Notice of Conversion), such fractional share shall be payable in cash based upon the ten day average Closing Sales Price of the Common Stock at such time, and the number of shares of Common Stock issuable upon conversion of the SERIES C Preferred Stock shall be the next lower whole number of shares. If the Corporation elects not to, or is unable to, make such a cash payment, the holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(ii) Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock in accordance with subparagraph (i) above as are not disputed. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant via facsimile within three business days of receipt of the Notice of Conversion. The accountant, at the Corporation’s sole expense, shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three business days from the date it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with subparagraph (i) above.

(iii Payment of Fees. Holder shall pay for any and all fees from the Company’s Transfer Agent regarding the conversion of the SERIES C Preferred into Common Stock.

(iv) Limitation of Ownership. At no time shall any shareholder of SERIES C Preferred Stock be entitled to convert if the conversion would result in their ownership exceeding 4.9% of the outstanding common stock.

C. Effect of Reverse and Forward Splits. In the event of a reverse split the conversion ratio stated in Article VI(a) shall not be change. However, in the event a forward split shall occur then the conversion ratio stated in Article VI(a) shall be modified to be increased by the same ratio as the forward split.

VII. AMENDEMENTS

The Certificate of Incorporation of the Company or this designation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the SERIES C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Participating Preferred Stock voting separately as a class.

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 12th Day of February 2018.

WEBB INTERACTIVE, Inc.

By:	/s/ Steve Slome
Name:	Steve Slome
Title:	Director

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